Exhibit 12.1

Statement of computation of Ratios

The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.” “Fixed charges” consist of interest expense, including discounts on notes payable, and 30% of rental expense deemed to represent the interest portion. “Earnings” consist of income from continuing operations before income taxes plus fixed charges.  The following table sets forth the ratio of earnings to fixed charges of the Company for periods presented:

	Years ended May 31,		Five months ended	Years ended December 31,
	2007	2006	May 31, 2005	2004	2003	2002
Fixed Charges
Interest expense excluding beneficial
conversion feature	$952	$2,177	$1,024	$2,370	$2,346	$1,354
Portion of rental expense
deemed to represent interest	489	521	328	338	637	1,666
Total fixed charges	$1,441	$2,698	$1,352	$2,708	$2,983	$3,020

Earnings before fixed charges
Earnings from continuing
operations before income tax	$(18,774)	$(34,658)	$(12,388)	$(6,315)	$(60,125)	$(77,772)
Fixed charges	1,441	2,698	1,352	2,708	2,983	3,020
Total earnings before fixed charges	$(17,333)	$(31,960)	$(11,036)	$(3,607)	$(57,142)	$(74,752)

Ratios of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)	(1)

 (1) We would have had to generate additional earnings of $18.8 million,  $34.7 million, $12.4 million,  $6.3 million, $60.1 million, and $77.8 million, respectively,  to achieve a ratio of 1:1, for the years ended May 31, 2007 and 2006, five months ended May 31, 2005,  years ended December 31, 2004, 2003, and 2002.

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